SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(AMENDMENT NO. __2__)

Under the Securities Exchange Act of 1934

CMGI, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125750109

(CUSIP Number)

General Counsel

Compaq Computer Corporation

20555 State Highway 249

Houston, TX 77070

(281) 370-0670

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, MA 02108

(617) 573-4800

December 31, 1999

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP 125750109

(1) NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Digital Equipment Corporation

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ( )

(b) (X)

_________________________________________________________________

(3) SEC USE ONLY

_________________________________________________________________

(4) SOURCE OF FUNDS

OO

_________________________________________________________________

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ( )

__________________________________________________________________

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Digital Equipment Corporation no longer exists, but was merged with and into Compaq Computer Corporation.

_________________________________________________________________
(7) SOLE VOTING POWER
-0-
NUMBER OF	___________________________________
SHARES	(8) SHARED VOTING POWER
BENEFICIALLY	-0-
OWNED BY	___________________________________
REPORTING	(9) SOLE DISPOSITIVE POWER
PERSON	-0-
WITH	___________________________________
(10) SHARED DISPOSITIVE POWER
-0-

_________________________________________________________________

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES ( )

_________________________________________________________________

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0%

_________________________________________________________________

(14) TYPE OF REPORTING PERSON

Formerly a CO

CUSIP 125750109

(1) NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Compaq Computer Corporation

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ( )

(b) (X)

_________________________________________________________________

(3) SEC USE ONLY

_________________________________________________________________

(4) SOURCE OF FUNDS

OO

_________________________________________________________________

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ( )

__________________________________________________________________

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

_________________________________________________________________
(7) SOLE VOTING POWER
41,608,040 (1)
NUMBER OF	___________________________________
SHARES	(8) SHARED VOTING POWER
BENEFICIALLY	-0-
OWNED BY	___________________________________
REPORTING	(9) SOLE DISPOSITIVE POWER
PERSON	41,608,040 (1)
WITH	___________________________________
(10) SHARED DISPOSITIVE POWER
-0-

_________________________________________________________________

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,608,040 (1)

_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN

SHARES ( )

_________________________________________________________________

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 16.9% (1)

_________________________________________________________________

(14) TYPE OF REPORTING PERSON

CO

(1) Gives effect to a two-for-one stock split effective January 11, 2000.

Item 2. Identity and Background.

The first paragraph of Item 2 (a) - (c) is hereby amended to read:

"Digital Computer Corporation, ("Digital") formerly a Massachusetts corporation and a wholly owned subsidiary of Compaq Computer Corporation, a Delaware corporation, ("Compaq"). Digital was merged with and into Compaq on December 31, 1999."

The second paragraph of Item 2 (a) - (c) is hereby amended to read:

"Compaq, as beneficial owner of 41,608,040 shares of the outstanding common stock, par value $0.01, of CMGI, Inc. ("CMGI")."

Item 5. Interest in Securities of the Issuer.

Item 5 (a) & (b) is amended to read:

"As a result of the merger of Digital into Compaq and a two-for-one stock split of CMGI's outstanding shares of common stock effective January 11, 2000, Compaq beneficially owns and has sole voting and dispositive power as to 41,608,040 shares of the outstanding common stock of CMGI. The number of shares Compaq beneficially owns represents 16.9% of the outstanding common stock of CMGI. This percentage is based upon the total number of shares of common stock as reported by CMGI in its quarterly report filed on Form 10Q with the Securities and Exchange Commission on December 15, 1999, as being outstanding as of December 10, 1999."

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

COMPAQ COMPUTER CORPORATION, successor to
DIGITAL EQUIPMENT CORPORATION

Date: January 12, 2000	By: _____/s/ Linda S. Auwers_______
Name: Linda S. Auwers Title: Vice President, Associate General Counsel and Secretary

COMPAQ COMPUTER CORPORATION

Date: January 12, 2000	By: _____/s/ Linda S. Auwers_______
Name: Linda S. Auwers Title: Vice President, Associate General Counsel and Secretary